SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF THE MINUTES OF THE ANNUAL GENERAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON JUNE 12, 2007, DRAWN UP IN THE SUMMARY FORMAT.

Corporate Registry ID (NIRE): 33300011595

1.    Date:    June 12, 2007.

2.    Time:   2:00 p.m.

3.    Place:  Av. Brig. Faria Lima, 3400, 20° andar, city of São Paulo, state of São Paulo.

4.    Attendances:  Benjamin Steinbruch (CEO), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Dionísio Dias Carneiro Netto, Mauro Molchansky, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary of the Meeting).

6.    Matters Discussed: 6.1 - Executive Officer Election - The Board of Directors approved, by unanimous vote, and pursuant to the provisions in article 17, subsection III of the Bylaws, the reelection of Mr. ENÉAS GARCIA DINIZ, a Brazilian citizen, married, engineer, Identity Card (RG) 04.746.432 -6 IFP/RJ, Individual Taxpayer’s Register/Ministry of Finance (CPF/MF) 657.575.057 -53, domiciled at Rod. BR 393 – Lúcio Meira Km 5,001 – s/n° - Vila Santa Cecília - city of Volta Redonda, for the position of Executive Officer, responsible for the Production area, with a term of office of 2 (two) years as of this date. 6.2 – Reelection of the Audit Committee members - The Board of Directors, pursuant to the provisions in article 17, subsection XXXV of the Bylaws, by unanimous vote, appointed the Board Members Yoshiaki Nakano, Dionísio Dias Carneiro Netto and Fernando Perrone for an additional term of office as members of the Audit Committee, until the annual general meeting which will examine the accounts of the year to end on December 31, 2007, up to the investiture of its successors. I certify the resolutions transcribed herein are an English free translation of the original minutes filed with the Company’s Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.